UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Community First, Inc.

(Name of issuer)

Common Stock, no par value

(Title of class of securities)

203663 10 9

(CUSIP number)

May 18, 1999

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 203663 10 9	Page 2 of 5 Pages

(1)	Names of reporting persons Eslick E. Daniel, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 57,098
(6) Shared voting power 157,638
(7) Sole dispositive power 57,098
(8) Shared dispositive power 157,638
(9)	Aggregate amount beneficially owned by each reporting person 214,736
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.56%
(12)	Type of reporting person (see instructions) IN

Page 3 of 5 Pages

September 30,

Item 1(a). Name of Issuer:	Community First, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:	501 S. James M. Campbell Columbia, TN 38401

Item 2(a). Name of Person Filing:	See Item 1 of page 2

Item 2(b). Address of Principal Business Office or, if none, Residence:	1223 1/2 Trotwood Avenue Columbia, TN 38401

Item 2(c). Organization/Citizenship:	See Item 4 of page 2

Item 2(d). Title of Class Of Securities:	Common Stock, no par value

Item 2(e). CUSIP Number:	203663 10 9

Item 3. Inapplicable.

Item 4. Ownership.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Person	Total Shares of Common Stock Beneficially Owned	Percent of Class(1)	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Eslick E. Daniel, M.D.	214,736	6.56%	57,098	157,638	57,098	157,638

(1)	Based on 3,273,796 shares of Common Stock outstanding as of December 31, 2011.

Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2012
Date

/s/ Eslick E. Daniel, M.D.
(Signature)

Eslick E. Daniel, M.D.
(Name/Title)